FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]    Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]    No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a press release dated August 3, 2005 announcing the results for the second quarter 2005 and for the first six months of 2005 for Excel Maritime Carriers Ltd. (the "Company"). Attached hereto as
Exhibit 2 is a press release dated August 4, 2005 announcing a conference call, slide presentation and audio webcast presentation with respect to the Company's results for the second quarter.

ADDITIONAL INFORMATION

          None.

Exhibit 1

[Logo]

NEWS RELEASE for August 3rd, 2005

Contact:
Investor Relations / Financial Media:           Company:
Nicolas Bornozis                                Christopher Georgakis
President                                       Chief Executive Officer
Capital Link, Inc.                              Excel Maritime Carriers Ltd.
230 Park Avenue - Suite 1536                    67 Akti Miaouli Street
New York, NY 10160, USA                         185 38 Piraeus, Greece
Tel:  (212) 661-7566                            Tel:  011-30-210-45-98-692
Fax: (212) 661-7526                             Fax: 011-30-210-42-82-628

E-Mail: nbornozis@capitallink.com               E-Mail: info@excelmaritime.com
        -------------------------                       ----------------------
        www.capitallink.com                             www.excelmaritime.com

           EXCEL MARITIME REPORTS RESULTS FOR THE SECOND QUARTER 2005
                      AND FOR THE FIRST SIX MONTHS OF 2005

PIRAEUS, GREECE (August 3rd, 2005). Excel Maritime Carriers Ltd (Amex: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its un-audited results for the second quarter 2005 and the first half of 2005 ended June 30th.

Second Quarter 2005 Results:
Total revenues for the second quarter 2005 amounted to $31.9 million, an increase of 138% when compared to the $13.4 million earned during the second quarter of 2004. Net income amounted to $14.6 million versus $8.6 million in the second quarter of 2004, an increase of 70%. Earnings per share for the quarter were $0.73 compared to $0.74 in the second quarter of 2004. The second quarter results include a profit of $1.7 million realized from the sale of the M/V "Lucky Lady".

First Half 2005 Results; Adjustment of Net Income and Earnings Per Share for First Quarter 2005:
For the first half of 2005, total revenues amounted to $49.2 million, an increase of 86% from the $26.5 million earned in the first half of 2004. Net income increased by 36% to $23.4 million from $17.2 million in the first half of 2004. Earnings per share for the first half of 2005 amounted to $1.36 compared to $1.49 for the first half of 2004. The results of the first half 2005 include a profit of $ 5.6 million realized from the sale of M/V "Petalis" and M/V "Lucky Lady". The first half 2005 results include a non cash charge of $5.2 million reflecting the effect of the management termination agreement dated March 2nd 2005, between Excel Maritime Carriers Ltd and its previous technical manager, Excel Management Ltd. Excluding the contract termination expense, net income and earnings per share for the first half 2005 would have amounted to $28.6 and $1.66 respectively. The company intended to report this first quarter related charge in the second quarter 2005 after the finalization of its valuation and accounting treatment. Instead, the company concluded to report this charge in an adjustment to first quarter earnings. Therefore, net income for the first quarter is adjusted from $14.0 million to $8.8 million and earnings per share for the same period are adjusted from $0.96 to $0.61.

CEO Christopher Georgakis commented: "We are delighted to be reporting strong earnings for the second quarter 2005, with revenues up 138% over the same period last year. We believe that our fleet deployment strategy of period charters has enabled us to manage effectively volatile market conditions and realize firm time charter earnings"

"Having taken physical delivery of ten vessels during the second quarter 2005, together with an eleventh vessel early in the third quarter, we have completed successfully the first phase of our fleet renewal and expansion plans."

"With an 18 vessel fleet in place, and 50 % of our revenues from the new acquisitions fixed for the remainder of 2005, we believe we have positioned the company for future growth"

CFO Eleftherios Papatrifion commented: "I am pleased to be reporting that by the end of the second quarter 2005 we have fully utilized the proceeds from the March 2005 secondary offering. Our Balance Sheet remains strong, as evidenced by the net debt to total capitalization ratio of 41% as of 30th June 2005."

Conference Call and Webcast:
As already announced, tomorrow Thursday, August 4th, 2005 and at 9:30am EST, the company's management will host a conference call to discuss the results.

Conference Call details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 1452 542 301 (from outside the US).
Please quote "Excel Maritime".

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 0800 694 1449 (from the UK) or +44 1452 560 304 (from outside the US). Please quote "Excel Maritime".

A telephonic replay of the conference call will be available until August 09th, 2005 by dialling 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or
+44 1452 550 000 (from outside the US). Access Code: 8227773#

Slides and audio webcast: A power-point slide presentation will be available on the company's web site from 8:00am EST, August 4th 2005. There will also be a live -and then archived- webcast of the conference call, through the internet through the Excel Maritime Carriers website (www.excelmaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Updated Fleet List:

The following table represents the existing fleet:

--------------------------------------------------------------------------------
Name                              Type                 Dwt            Year Built
         Capesize
Almar I                         Capesize             107,140                1979
--------------------------------------------------------------------------------
Total Capesize                      1                107,140
--------------------------------------------------------------------------------
         Panamax
Isminaki                         Panamax             74,577                 1998
Angela Star                      Panamax             73,798                 1998
Elinakos                         Panamax             73,751                 1997
Happy Day                        Panamax             71,694                 1997
Powerful                         Panamax             70,083                 1994
First Endeavour                  Panamax             69,111                 1994
Rodon                            Panamax             73,670                 1993
Birthday                         Panamax             71,504                 1993
Renuar                           Panamax             70,128                 1993
Forteza                          Panamax             69,634                 1993
--------------------------------------------------------------------------------
Total Panamax                      10                717,950
--------------------------------------------------------------------------------

         Handymax
Emerald                         Handymax             45,572                 1998
Princess I                      Handymax             38,858                 1994
Marybelle                       Handymax             42,552                 1987
Attractive                      Handymax             41,524                 1985
Lady                            Handymax             41,090                 1985
Goldmar                         Handymax             39,697                 1984
Swift                           Handymax             37,687                 1984
--------------------------------------------------------------------------------
Total Handymax                      7                286,980
--------------------------------------------------------------------------------
Grand Total                        18               1,112,070               13.2
--------------------------------------------------------------------------------


Summary Fleet Data:

                                           Six Months Ended    Six Months Ended
                                           June 30th, 2005      June 30th, 2004
FLEET DATA
Average number of vessels (1)                        10.9                  5.0
Available days for fleet (2)                        1,868                  883
Calendar days for fleet (3)                         1,971                  910
Fleet utilization (4)                                 95%                  97%

AVERAGE DAILY RESULTS
Time charter equivalent (5)                       $23,125              $25,309
Vessel operating expenses (6)                     $ 5,030              $ 4,309
General and administrative expenses (7)           $ 1,394              $ 1,009
Total vessel operating expenses (8)               $ 6,424              $ 5,318

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

                   Consolidated Income Statements for the Second Quarters of 2005 and 2004

                                 EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
                                  CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
                                   FOR THE SECOND QUARTERS OF 2005 AND 2004
                                (FOR PERIODS 1/4/05-30/6/05 AND 1/4/04-30/6/04)
                        (Expressed in thousands of U.S.Dollars - except per share data)
                                                                 Q2 2005                Q2 2004
                                                                Unaudited               Unaudited
REVENUES
Voyage Revenues                                                        31,737             12,845
Revenue from managing vessels                                             130                533
                                                               ----------------------------------
    Revenue from Operations                                            31,867             13,378
                                                               ----------------------------------

EXPENSES
  Voyage expenses                                                       3,569              1,810
  Vessel operating expenses                                             7,148              2,136
  Vessel depreciation                                                   4,926                245
  Amortization for drydocking  and special survey costs                   190                209
  General and administrative expenses                                   1,576                408
                                                               ----------------------------------
                                                                       17,409              4,808
                                                               ----------------------------------

Gain from Vessel's sale                                                 1,718                  -

   Income from operations                                              16,176              8,570
                                                               ----------------------------------

OTHER INCOME (EXPENSES):

Interest and finance costs                                            (2,257)               (39)
Interest income                                                           618                 28
Foreign currency                                                           30                  3
Other, net                                                                  6                 15
                                                               ----------------------------------
   Total other income (expenses), net                                 (1,603)                  7
                                                               ----------------------------------

                                                               ----------------------------------
Net Income from Operations                                             14,573              8,577
                                                               ==================================

                                                               ----------------------------------
Net Income                                                             14,573              8,577
                                                               ==================================

Earnings per share, basic & diluted                                      0.73               0.74
Weighted average number of shares                                  19,927,870         11,532,725


                      Consolidated Income Statements for the First Half of 2005 and 2004

                                 EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
                                  CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
                                      FOR THE FIRST HALF OF 2005 AND 2004
                            (FOR SIX MONTHS ENDED JUNE 30, 2005 AND JUNE 30, 2004)
                        (Expressed in thousands of U.S.Dollars - except per share data)

                                                                             June 30,
                                                                       2005             2004
                                                                    Unaudited        Unaudited
REVENUES
Voyage Revenues                                                        48,938          25,756
Revenue from managing vessels                                             261             705
                                                               -------------------------------
    Revenue from Operations                                            49,199          26,461
                                                               -------------------------------

EXPENSES
  Voyage expenses                                                       5,740           3,414
  Vessel operating expenses                                             9,916           3,951
  Vessel depreciation                                                   5,893             490
  Amortization for drydocking  and special survey costs                   371             373
  Contract termination expense                                          5,186               -
  General and administrative expenses                                   2,747             918
                                                               -------------------------------
                                                                       29,853           9,146
                                                               -------------------------------

Gain from Vessel's sale                                                 5,585               -

   Income from operations                                              24,931          17,315
                                                               -------------------------------


OTHER INCOME (EXPENSES):

Interest and finance costs                                            (2,663)           (119)
Interest income                                                         1,093              38
Foreign currency                                                           28            (12)
Other, net                                                                (2)              10
                                                               -------------------------------
   Total other income (expenses), net                                 (1,544)            (83)
                                                               -------------------------------

                                                               -------------------------------
Net Income from Operations                                             23,387          17,232
                                                               ===============================


                                                               -------------------------------
Net Income                                                             23,387          17,232
                                                               ===============================

Earnings per share, basic & diluted                                      1.36            1.49
Weighted average number of shares                                  17,247,630      11,532,725


                             Consolidated Balance Sheet for the First Half of 2005

                                 EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
                                          CONSOLIDATED BALANCE SHEETS
                              AT DECEMBER 31, 2004 AND JUNE 30, 2005 (UNAUDITED)
                        (Expressed in thousands of U.S.Dollars - except per share data)
                                                                     June 30,        December 31,
                                                                       2005                 2004
                                                                     Unaudited           Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                               53,755           64,903
Restricted cash                                                          5,574            2,493
Accounts receivable:                                                     3,855            2,460
Other current assets                                                     2,086            1,520
                                                               ---------------------------------
   Total Current Assets                                                 65,270           71,376
                                                               ---------------------------------

FIXED ASSETS:
Advances for new acquisitions                                            3,437           26,220
Vessels' cost                                                          463,137           18,612
Accumulated depreciation                                               (9,830)          (3,997)
                                                               ---------------------------------
   Net book value                                                      456,744           40,835
                                                               ---------------------------------
   Total fixed assets                                                  456,744           40,835
                                                               ---------------------------------
OTHER NON CURRENT ASSETS:
Goodwill                                                                   400              400
Deferred charges, net                                                    3,994            1,686

                                                               ---------------------------------
   Total Assets                                                        526,408          114,297
                                                               =================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt                                       45,267            7,870
                                                               ---------------------------------
Accounts payable                                                         4,349            1,262
Other current liabilities                                                7,457            1,600
                                                               ---------------------------------
   Total Current Liabilities                                            57,073           10,732
                                                               ---------------------------------

LONG-TERM DEBT, net of current portion                                 223,926            5,750
                                                               ---------------------------------

STOCKHOLDERS' EQUITY:
Preferred Stock,$0.01 par value,5,000,000 shares authorized, none issued              -                -

Common Stock,$0.01 par value, 49,000,000 A Class shares and 1,000,000 B class shares authorized:13,696,153 A Class shares and 114,946 B Class shares, issued and outstanding at December 31,2004.
19,595,153 A Class shares and 114,946 B Class shares,
issued and outstanding at June 30, 2005.                                            197              138
Additional paid-in capital                                                      182,929           63,738
Shares to be issued                                                               4,957                -
Retained earnings                                                                57,515           34,128
                                                                               --------------------------
                                                                                245,598           98,004
Less:Treasury stock (78,650 A Class shares and 588 B Class shares)
at December 31,2004 and June 30,2005                                              (189)            (189)
   Total stockholders' equity                                                   245,409           97,815
                                                                               --------------------------
   Total Liabilities & Stockholders' Equity                                     526,408          114,297
                                                                               ==========================

About Excel Maritime Carriers Ltd
The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company's current fleet consists of 18 vessels (one Capesize, ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,112,070 dwt. The Company was incorporated in 1988 and its common stock is listed on the American Stock Exchange (AMEX) since 1998, trading under the symbol EXM. For more information about the company, please go to our corporate website www.excelmaritime.com

Forward Looking Statement
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Exhibit 2

[Logo]

NEWS RELEASE for August 3rd, 2005

Contact:
Investor Relations / Financial Media:         Company:
Nicolas Bornozis                              Christopher Georgakis
President                                     Chief Executive Officer
Capital Link, Inc.                            Excel Maritime Carriers Ltd.
230 Park Avenue - Suite 1536                  67 Akti Miaouli Street
New York, NY 10160, USA                       185 38 Piraeus, Greece
Tel:  (212) 661-7566                          Tel:  011-30-210-45-98-692
Fax: (212) 661-7526                           Fax: 011-30-210-42-82-628

E-Mail: nbornozis@capitallink.com             E-Mail: info@excelmaritime.com
        -------------------------                     ----------------------
        www.capitallink.com                            www.excelmaritime.com

                             Excel Maritime Carriers
                Second Quarter and First Six Months 2005 Earnings
              Conference Call & Slides & Audio Webcast Presentation

Conference Call and Webcast:             Thursday, August 4th, 2005, at 9:30 EST


PIRAEUS, GREECE (August 4th, 2005). Excel Maritime Carriers Ltd (Amex: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, is hosting a conference call today, Thursday, August 4th, 2005 at 9:30 am EST to discuss the Second Quarter and First Six Months 2005 results, which were released after the close of the market yesterday.

Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 1452 542 301 (from outside the US). Please quote "Excel Maritime".

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 0800 694 1449 (from the UK) or +44 1452 560 304 (from outside the US). Please quote "Excel Maritime".

A telephonic replay of the conference call will be available until August 09th, 2005 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44
1452 550 000 (from outside the US). Access Code: 8227773#

Slides and audio webcast:
There will also be a live -and then archived- webcast of the conference call, through the internet through the Excel Maritime Carriers website
(www.excelmaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Presentation Slides:
The material which will be discussed during the conference call and webcast is available on the company's website (www.excelmaritime.com) in the Investor Relations Section under "Financial Reports and Presentations". You can also access a PDF file of this material directly by clicking on the link below (or by copying and pasting the link in your browser).

http://www.irwebpage.com/excelmaritime/webcast/presenter/

About Excel Maritime Carriers Ltd
---------------------------------
The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company's current fleet consists of 18 vessels (one Capesize, ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,112,070 dwt. The Company was incorporated in 1988 and its common stock is listed on the American Stock Exchange (AMEX) since 1998, trading under the symbol EXM. For more information about the company, please go to our corporate website www.excelmaritime.com

Forward Looking Statement
-------------------------
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  August 5, 2005                        By: /s/ Christopher J. Georgakis
                                                 ----------------------------
                                                     Christopher J. Georgakis
                                                     President and
                                                     Chief Executive Officer
02545.0001 #592463